CUSIP No. 067774109

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 6)*

Barnes & Noble, Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

067774109

(CUSIP Number)

Leonard Riggio

c/o Barnes & Noble, Inc.

122 Fifth Avenue

New York, NY 10011

(212) 633-3300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 10, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Amendment No. 6 to Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 067774109

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Leonard Riggio
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,353,328
	8	SHARED VOTING POWER 5,738,636
	9	SOLE DISPOSITIVE POWER 9,328,845
	10	SHARED DISPOSITIVE POWER 5,738,636
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,804,437
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.4%
14		TYPE OF REPORTING PERSON* IN

CUSIP No. 067774109

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Barnes & Noble College Booksellers, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,532,934
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 3,532,934
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,532,934
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14		TYPE OF REPORTING PERSON* CO

CUSIP No. 067774109

This Amendment No. 6 to Schedule 13D (“Amendment No. 6”) is being filed by Leonard Riggio and Barnes & Noble College Booksellers, Inc. (“B&N College”) to amend and supplement the Items specified below in Mr. Riggio’s Schedule 13D with respect to the common stock, $.001 par value (the “Common Stock”), of Barnes & Noble, Inc., a Delaware corporation (the “Company”), as such Schedule 13D has previously been amended and supplemented. (Mr. Riggio and B&N College, collectively, the “Reporting Persons”.)

Item 2.	Identity and Background.

B&N College is a New York corporation with its principal place of business at 120 Mountain View Boulevard, Basking Ridge, New Jersey 07920. It is owned by Leonard Riggio and his wife Louise Riggio, and is a national operator of college bookstores.

The name, business address, present principal occupation or employment, citizenship and certain other information relating to each director and executive officer of B&N College is set forth on Schedule A attached hereto (“Schedule A”), which is incorporated herein by reference.

During the last five years, none of the Reporting Persons, and to the best of their knowledge, none of the persons listed on Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

With respect to any purchases of additional Common Stock, Mr. Riggio intends to use his personal funds and B&N College intends to use working capital funds.

Item 4.	Purpose of Transaction.

Mr. Riggio currently intends to purchase from time to time, directly or indirectly through B&N College, additional shares of Common Stock in the open market or through privately negotiated transactions, on such terms and at such prices as he may determine. Mr. Riggio and B&N College may discontinue such purchases at any time. For the foreseeable future, Mr. Riggio and B&N College intend to coordinate such purchases with any repurchases by the Company under its previously announced stock repurchase program, to ensure that such purchases and those of the Company comply with Rule 10b-18 under the Securities Exchange Act of 1934, as amended. Mr. Riggio and B&N College, however, reserve the right to purchase Common Stock at any time without complying with Rule 10b-18. Except as indicated, Mr. Riggio and B&N College have no current plans or proposals with respect to any of the items described in (a) through (j) of Item 4.

CUSIP No. 067774109

Item 5.	Interest in Securities of the Issuer.

(a) and (b)        Mr. Riggio is the beneficial owner of 15,804,437 shares, or 24.4%, of the Common Stock, 24,483 of which are restricted shares and 990,740 of which are issuable upon the exercise of stock options which are exercisable within 60 days after the date of this Amendment No. 6. Mr. Riggio is the direct beneficial owner of 10,317,530 shares of Common Stock, including the aforementioned restricted shares and the shares issuable upon the exercise of the aforementioned stock options. Mr. Riggio has the sole power to vote and dispose of all of such directly owned shares, except for (i) 964,202 of the shares issuable upon the exercise of stock options which he holds for the benefit of his brother Stephen Riggio pursuant to an agreement between them dated July 24, 2002, with Mr. Riggio and his brother Stephen sharing voting and dispositive power with respect to such shares, and (ii) Mr. Riggio has no power to dispose of the 24,483 restricted shares until such time as they vest. Mr. Riggio is the indirect beneficial owner of the 3,532,934 shares of Common Stock owned by B&N College and, together with his wife, has the power to direct the vote and disposition of the shares owned by B&N College. Mr. Riggio is the indirect beneficial owner of 1,241,500 shares of Common Stock as a co-trustee of The Riggio Foundation, a charitable trust. Mr. Riggio shares the power to vote and dispose of such shares with his wife, who is the other co-trustee of The Riggio Foundation. An additional 712,473 shares of Common Stock are held in a rabbi trust established by the Company for the benefit of Mr. Riggio pursuant to a deferred compensation arrangement. Under the arrangement, Mr. Riggio is entitled to those shares within 30 days following the earliest of: (i) his death; (ii) a sale of all or substantially all of the assets of the Company; or (iii) a sale of a “controlling interest” in the Company (defined as 40% or more of the outstanding Common Stock). Mr. Riggio has no voting or dispositive control over the shares in the rabbi trust.

Schedule B attached hereto, and incorporated herein by reference, sets forth the interests of the persons listed on Schedule A in the Common Stock.

(c)         On August 10, 2007, B&N College purchased 100,000 shares in 112 separate transactions at per share prices ranging from $30.94 to $33.38, resulting in a weighted average purchase price per share of $32.6433. On September 11, 2007, B&N College purchased 100,000 shares in 77 separate transactions at per share prices ranging from $32.58 to $33.45, resulting in a weighted average purchase price per share of $32.9538. On October 10, 2007, Mr. Riggio purchased 100,000 shares in 25 separate transactions at per share prices ranging from $37.4268 to $38.0076, resulting in a weighted average purchase price per share of $37.7201. On October 11, 2007, Mr. Riggio purchased 100,000 shares in eight separate transactions at per share prices ranging from $37.7439 to $38.7091, resulting in a weighted average purchase price per share of $38.3131. On October 12, 2007, Mr. Riggio purchased 100,000 shares in eight separate transactions at per share prices ranging from $37.7860 to $38.1524, resulting in a weighted average purchase price per share of $38.0127. On October 15, 2007, Mr. Riggio purchased 100,000 shares in ten separate transactions at per share prices ranging from $38.1715 to $38.4538, resulting in a weighted average purchase price per share of $38.3070. All of the foregoing purchases were open market transactions in accordance with Rule 10b-18 of the Act.

Schedule C attached hereto, and incorporated by reference herein, sets forth the transactions in Common Stock effected within the past 60 days by the persons listed on Schedule A.

CUSIP No. 067774109

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement, dated October 16, 2007, between Leonard Riggio and Barnes & Noble College Booksellers, Inc.

CUSIP No. 067774109

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	October 16, 2007

/s/ Leonard Riggio
Leonard Riggio

BARNES & NOBLE COLLEGE BOOKSELLERS, INC.

By:	/s/ Barry Brover
	Name:	Barry Brover
	Title:	Vice President, Finance

CUSIP No. 067774109

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF

BARNES & NOBLE COLLEGE BOOKSELLERS, INC.

The name, business address, title, present principal occupation or employment of each of the executive officers and directors of Barnes & Noble College Booksellers, Inc. are set forth below. If no business address is given, the officer’s or director’s business address is 120 Mountain View Boulevard, Basking Ridge, NJ 07920. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Barnes & Noble College Booksellers, Inc. at 120. Mountain View Boulevard, Basking Ridge, NJ 07920. All of the persons listed below are citizens of the United States of America.

Name and Business Address	Title and Present Principal Occupation Including Name and Address[1] of Employer
Leonard Riggio	Chairman of the Board Principal Occupation and Employer: Chairman of the Board Barnes & Noble, Inc. 122 Fifth Avenue New York, NY 10011
J. Alan Kahn	Vice Chairman of the Board Principal Occupation and Employer: President of Barnes & Noble Publishing Group Barnes & Noble, Inc. 122 Fifth Avenue New York, NY 10011
Max Roberts	President and Chief Operating Officer
William Maloney	Executive Vice President
Patrick Maloney	Executive Vice President
Lawrence S. Zilavy	Senior Vice President Business Address: 122 Fifth Avenue New York, NY 10011
Barry Brover	Vice President, Finance and Assistant Secretary
Michael N. Rosen	Secretary and Director Principal Occupation and Employer: Partner Bryan Cave LLP 1290 Avenue of the Americas New York, NY 10104

CUSIP No. 067774109

SCHEDULE A (Continued)

Name and Business Address	Title and Present Principal Occupation Including Name and Address[1] of Employer
Stephen Riggio	Director Principal Occupation and Employer: Vice Chairman and Chief Executive Officer Barnes & Noble, Inc. 122 Fifth Avenue New York, NY 10011
William L. Haines	Director Principal Occupation and Employer: President The Bromley Companies 120 Fifth Avenue New York, NY 10011

1 Same address as director’s or officer’s business address except where indicated.

CUSIP No. 067774109

SCHEDULE B

BENEFICIAL OWNERSHIP OF COMMON STOCK OF BARNES & NOBLE, INC. BY

EXECUTIVE OFFICERS AND DIRECTORS OF BARNES & NOBLE COLLEGE BOOKSELLERS, INC.

To the knowledge of the Reporting Persons, the following table sets forth the number and percentage of shares of Common Stock of Barnes & Noble, Inc. (“Shares”) owned by the executive officers and directors of Barnes & Noble College Booksellers, Inc., other than Leonard Riggio, which is set forth in Item 5(a) and (b) of this Amendment No. 6. To the knowledge of the Reporting Persons, except as indicated below, the persons listed below have sole voting and dispositive power with respect to the Shares opposite their name.

Name and Title of Executive Officer or Director	Number (and Percentage) of Shares Beneficially Owned
J.Alan Kahn, Vice Chairman of the Board	295,910 (0.5%)(1)
Max Roberts, President and Chief Operating Officer	5,042 (0.0%)
William Maloney, Executive Vice President	2,100 (0.0%)
Patrick Maloney, Executive Vice President	0 (0.0%)
Lawrence S. Zilavy, Chief Financial Officer	10,550 (0.0%)
Barry Brover, Vice President, Finance and Assistant Secretary	3,035 (0.0%)
Michael N. Rosen, Secretary and Director	11,020 (0.0%)(2)
Stephen Riggio, Director	2,453,244 (3.8%)(3)
William L. Haines, Director	0 (0.0%)

(1) Includes 6,085 restricted Shares and 287,475 Shares for which Mr. Kahn has an option to purchase exercisable within 60 days of the date of this Statement.

(2) Includes 10,000 Shares owned by Mr. Rosen’s wife.

(3) Includes 37,883 restricted Shares and 2,379,545 Shares for which Mr. Stephen Riggio has an option to purchase exercisable within 60 days of the date of this Statement, including options for 964,202 Shares covered by Leonard Riggio’s options pursuant to an agreement between them dated July 24, 2002.

CUSIP No. 067774109

SCHEDULE C

TRANSACTIONS IN SHARES OF COMMON STOCK

OF BARNES & NOBLE, INC. WITHIN PAST 60 DAYS

To the knowledge of the Reporting Persons, set forth below are the transactions in shares of Common Stock of Barnes & Noble, Inc. effected by the executive officers and directors of Barnes & Noble College Booksellers, Inc. within the past 60 days, other than those of Leonard Riggio, which are set forth in Item 5(c) of this Amendment No. 6.

(1) On August 27, 2007, J. Alan Kahn, Vice Chairman of the Board, exercised options to purchase 57,306 Shares, which he sold the same day in open market transactions, one for 32,306 Shares at $35.90 per Share and ten others for an aggregate of 25,000 Shares at per Share prices ranging from $35.61 to $35.95, for a weighted average sale price of $35.6266 per Share.

(2) On September 28, 2007, Max Roberts purchased 22 Shares through a Dividend Reinvestment Plan.

(3) On September 28, 2007, Barry Brover purchased 5 Shares through a Dividend Reinvestment Plan.

EXHIBIT INDEX

Exhibit 99.1	Joint Filing Agreement, dated October 16, 2007, between Leonard Riggio and Barnes & Noble College Booksellers, Inc.